Exhibit 99.1

Hydro One Releases 2015 First Quarter Financial Results

For Immediate Release – May 11, 2015

Toronto – Hydro One Inc. today released its 2015 first quarter results with net income for the quarter of $232 million and revenues of $1,808 million.

“In the first quarter of 2015, Hydro One delivered stable financial results while prudently investing in electricity infrastructure to improve reliability and address end-of-life assets,” said Carmine Marcello, President and CEO, Hydro One. “We remain focused on improving the experience our customers have with us and meeting Shareholder expectations on fiscal performance.”

Our 2015 first quarter net income decreased by $8 million or 3% compared to 2014. This was primarily due to higher depreciation expense, resulting from the growth in capital assets as we continue to place new assets in-service; and a decrease in our transmission revenues, mainly due to lower electricity demand. This was partially offset by an increase in our distribution revenues, mainly due to new Ontario Energy Board (OEB)-approved 2015 distribution rates, as well as a decrease in our operation, maintenance and administration costs in the first quarter of 2015 due to lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014; reduced work expenditures and program requirements for brush control and line clearing; and lower expenditures associated with responding to and restoring power outages.

Our 2015 first quarter revenues increased by $44 million or 2% compared to 2014. This increase was primarily due to increased distribution revenues, resulting from the recovery of higher purchased power costs, higher OEB-approved 2015 distribution rates, and increased ancillary distribution revenues, mainly associated with OEB-approved regulatory accounts.

During the first quarter of 2015, we restored service levels at our call centre and performance of our billing system to levels better than before the transition to our new billing system two years ago, and we continue to track progress.

During the first quarter of 2015, we made capital investments totalling $345 million and have placed $187 million of new assets in-service to improve our transmission and distribution systems’ reliability and performance, address our aging power system infrastructure, facilitate new generation, and improve service to our customers.

Our 2015 first quarter Transmission Business capital investments included the replacements of end-of-life power transformers, breakers, and other equipment at several of our transmission stations, including the following:

•	Timmins and Kirkland Lake Transmission Stations in northeastern Ontario,

•	Bruce and Dunnville Transmission Stations in southwestern Ontario,

•	Richview and Thornton Transmission Stations in the Toronto and surrounding area, and

•	Cobden Transmission Station in eastern Ontario.

Within our Distribution Business, our 2015 first quarter capital investments included:

•	replacements of meters and end-of-life wood poles,

•	distribution station refurbishments and upgrades,

•	new customer connections and upgrades, and

•	system capability reinforcement projects.

In March, we have received the OEB approval to acquire Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario. The Haldimand Hydro acquisition is part of our local distribution companies consolidation strategy to better serve Ontario’s distribution system and improve system reliability across the grid, and to facilitate the consolidation of Ontario’s distribution sector.

In February, we announced a three-year funding extension for the Promoting Life-Skills in Aboriginal Youth (PLAY) program. Hydro One will invest $100,000 each year to support after-school programming, sport for development activities, youth leadership and health and wellness education. The extended funding will support the PLAY program in eight First Nation communities.

In April, the Premier’s Advisory Council on Government Assets completed and provided its recommendations to our Shareholder, the Province of Ontario (Province), which included a partial sale of Hydro One by way of an Initial Public Offering (IPO) and a sale or merger of the Province’s interest in our subsidiary, Hydro One Brampton Networks Inc.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of Canadian dollars, except as otherwise noted)	2015	2014	$ Change	% Change
Revenues	1,808	1,764	44	2
Purchased power	970	922	48	5
Operating costs	465	478	(13)	(3)
Net income attributable to Shareholder of Hydro One	232	240	(8)	(3)
Net cash from operating activities	426	149	277	186

Average annual Ontario 60-minute peak demand (MW)[1]	21,378	22,111	(733)	(3)

Distribution – units distributed to our customers (TWh)[1]	8.7	8.7	—	—

[1]	System-related statistics are preliminary.

Hydro One Inc. is a holding company that operates through its subsidiaries in electricity transmission and distribution and telecom businesses. One of its subsidiaries, Hydro One Networks Inc., operates one of the largest transmission and distribution systems in North America. Hydro One Inc. is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2015 First Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link:

www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick	William Paolucci
Director, Corporate Communications	Vice President and Treasurer (Acting)
416-345-5828	416-345-6131

Hydro One Investor Relations
416-345-6867

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